INVESTOR DAY 2025

June 12, 2025 | New York

ADP®
Always Designing for People®

DISCLAIMERS

FORWARD-LOOKING STATEMENTS

This document and other written or oral statements made from time to time by ADP may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like “outlook,” “expects,” “assumes,” “projects,” “anticipates,” “estimates,” “we believe,” “could,” “is designed to” and other words of similar meaning, are forward-looking statements. These statements are based on management’s expectations and assumptions and depend upon or refer to future events or conditions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements or that could contribute to such difference include: ADP's success in obtaining and retaining clients, and selling additional services to clients; the pricing of products and services; the success of our new solutions; our ability to respond successfully to changes in technology, including artificial intelligence; compliance with existing or new legislation or regulations; changes in, or interpretations of, existing legislation or regulations; overall market, political and economic conditions, including interest rate and foreign currency trends and inflation; competitive conditions; our ability to maintain our current credit ratings and the impact on our funding costs and profitability; security or cyber breaches, fraudulent acts, and system interruptions and failures; employment and wage levels; availability of skilled associates; the impact of new acquisitions and divestitures; the adequacy, effectiveness and success of our business transformation initiatives; the impact of any uncertainties related to major natural disasters or catastrophic events; and supply-chain disruptions. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These risks and uncertainties, along with the risk factors discussed under “Item 1A. Risk Factors” of our most recent Annual Report on Form 10-K, and in other written or oral statements made from time to time by ADP, should be considered in evaluating any forward-looking statements contained herein.

NON-GAAP MEASURES

This presentation contains non-GAAP financial metrics, including Adjusted EBIT margin and adjusted diluted earnings per share. For a discussion and reconciliation of historic non-GAAP financial metrics to their closest comparable GAAP financial metrics, see our earnings releases for the applicable periods presented, available at adp.investors.com or sec.gov. We have not provided a reconciliation of our revenue outlook (in organic constant currency), adjusted EBIT margin outlook or adjusted earnings per share outlook to their most comparable GAAP measures for such years because it would be potentially misleading and not practical given the difficulty of projecting event-driven transactional or other non-core operating items that are included in the GAAP metrics, including gains/losses on sales of businesses and assets and certain income tax adjustments. The reconciliations provided in earnings releases prepared by ADP are indicative of the reconciliation that will be prepared upon completion of the periods covered by the non-GAAP medium-term objectives.

AGENDA

01	**Welcome**	**Matt Keating** VP, Investor Relations
02	**Vision & Strategy**	**Maria Black** President and CEO
03	**Best-in-Class Technology**	**Sreeni Kutam** President, Global Product & Innovation
04	**Go-to-Market**	**David Foskett** President, Global Sales
05	**North America HCM Solutions**	**Joe DeSilva** EVP, North America & Chief of Operations
06	**International HCM Solutions**	**Virginia Magliulo** EVP, Employer Services International
07	**HRO Solutions**	**Brian Michaud** EVP, Smart Compliance & HR Outsourcing
08	**Financial Framework**	**Peter Hadley** Corporate Treasurer & Incoming CFO
09	**Q&A and Closing Remarks**	
10	**Demos & Lunch**	

01

02

03

04

Vision & Strategy

MARIA BLACK

President and CEO

$19B
FY24 revenue

1.1M+
clients

78M
employee tax statements processed

42M+
employees paid in 140+ countries and territories

ADP® IS THE WORLD'S LARGEST HCM ORGANIZATION

80%+
of Fortune 500 are clients

$3.1T
in client funds moved in US

64K
ADP associates

14M+
monthly users on app

Data as of FY24

SUPPORTING EVERY CLIENT HCM NEED



HR



Payroll



Time



Benefits



HRO



Talent



Compliance



Retirement

SUPPORTING EVERY CLIENT SIZE


Good morning, Alex
Upcoming payroll
Weekly
Grow your business


Good morning, Mandy
Snapshots
Recommended
Helpful Links
My Perks


Good evening,
Amanda!
Actions
Quick Links
Things To Do

Small Business
1-49 Employees (EEs)

Mid-Market
50-999 EEs

Up-Market
1,000+ EEs

SUPPORTING EVERY CLIENT LOCATION

140+

Countries and Territories





DIFFERENTIATION

THAT ONLY COMES WITH SCALE

Support for every client HCM need

Support for every client size

With global reach to support every client location

ADP OPERATES IN A LARGE AND GROWING MARKET

$180B

HCM Total Addressable Market:

- Payroll
- HR
- Benefits
- Talent
- HR Outsourcing
- Analytics
- Workforce Management

Mid-single digits

Expected growth rate over the medium term

Total addressable market data as of FY24.
Sources: U.S. Census Bureau; U.S. Bureau of Labor Statistics; IDC; NelsonHall; World Bank; Moody's Analytics; National Association of Professional Employer Organizations; and Internal ADP research and data.

WHILE WE ARE THE BIGGEST, WE STILL HAVE RUNWAY


HR


Payroll


Time


Benefits


HRO


Talent


Compliance


Retirement


ADP Revenue
$19B
FY24
$180B
Addressable Market

HUMAN CAPITAL MANAGEMENT IS
MISSION-CRITICAL AND EVOLVING

OUR CLIENTS FACE BIG CHALLENGES


Demographic Shifts
Rising Healthcare Costs
Shrinking HR Teams
Global Workforces
Remote Work
Instant and Streamlined
Complex Regulations



DEPENDABILITY

75 YEARS of solving client HCM challenges




ADP
Collision
Estimating
Services



AT ADP **WE BELIEVE...**

that **Integrity is Everything**

in providing **Insightful Expertise**

in delivering **Service Excellence**

in **Inspiring Innovation**

that **Each Person Counts**

in being **Results-driven**

in valuing **Social Responsibility**

TRACK RECORD OF INNOVATION AND FIRSTS

1962
ADP leases its first IBM computers

1973
ADP International

1998
FIRST cloud-based payroll solution

2000
FIRST global cloud-based HCM solution

2006
National Employment Report (NER)

2009
FIRST HCM Mobile App

2012
ADP Data Cloud introduced

2014
FIRST HCM Marketplace

2018
FIRST digital pay solution

2021
FIRST app-based conversational payroll solution

2023
Launched API Central

2024
Deployed ADP Assist across platforms

Launched ADP Lyric HCM

Note: Timeline is sequential and may not be to scale.

ADP STRATEGIC PRIORITIES

Lead with Best-in-Class HCM Technology

Provide Unmatched Expertise and Outsourcing

Benefit our clients with Global Scale


BUILD
BUY
THE ADP INNOVATION FLYWHEEL
INVEST
ADP Ventures
PARTNER

WE HAVE BEEN EXECUTING AGAINST OUR PRIORITIES



- Enhancing product offering through organic and inorganic investments
- Expanding global reach through acquisitions and partnerships
- Deploying AI across product, service, and sales
- Driving strong financial outcomes

And our clients recognize it…

RECORD HIGH CLIENT SATISFACTION

40%

Increase in ADP weighted average Net Promoter Score
over the last three years[1]

[1] Measured by Net Promoter Score from Q3FY22 to Q3FY25

Our execution is why ADP is ...

RECOGNIZED AS AN INDUSTRY LEADER

19th year

Named by FORTUNE® Magazine as one of the "World's Most Admired Companies" in 2025

#1

HR Data Solution of the Year 2025

Leader

Everest Multi-Country Payroll Solutions 2024

#1

G2 Best Software Products for Small Businesses 2025

ADP IS BULLISH ON HCM AND OUR FUTURE IN IT

Operate in a dynamic market

Track record of innovation

Industry leading go-to-market

Scale that sets us apart

Durable financial performance

01

02

03

04

05

Best-in-Class Technology

SREENI KUTAM

President, Global Product & Innovation

WE HAVE DONE A LOT…

- One Data
- One Mobile
- One UX
- Marketplace
- Cloud Migration
- Culture of Innovation

We have laid the groundwork, enabling us to innovate at a faster velocity

THE AI LANDSCAPE IS EVOLVING FAST



Business Value
Early automation
RPA*
Data-driven insights
Predictive Analytics
(early stage of AI/ML*)
Understanding language
NLP*
AI Workflow
GenAI* + RPA*
Simple Agent
Advanced Agent
Autonomous Agent
Time

Source: Internal research
*RPA: Robotic Process Automation; AI/ML: Artificial Intelligence / Machine Learning; NLP: Natural Language Processing; GenAI: Generative AI

THE AI LANDSCAPE IS EVOLVING FAST



Business Value
Early automation
RPA*
Data-driven insights
Predictive Analytics
(early stage of AI/ML*)
Understanding language
NLP*
AI Workflow
GenAI* + RPA*
Agentic AI
Reasoning and decision-making
Simple Agent
Advanced Agent
Autonomous Agent
Time

Source: Internal research
*RPA: Robotic Process Automation; AI/ML: Artificial Intelligence / Machine Learning; NLP: Natural Language Processing; GenAI: Generative AI

AGENTIC AI IS THE FUTURE

Role-based AI agents
Payroll | HR | Benefits | Recruiting

Task Automation

Interpret & Assess Information

Anomaly detection

Execute multi-step HCM Journeys

Customized Recommendations

Monitor & Manage Interactions

DATA AS A DIFFERENTIATOR

ADP's **1.1M+ clients and millions of transactions**

Training on broader, more granular data, delivers **smarter and more tailored agents**

ADP's large **product portfolio usage data, sales data, and operations data**

AI agents develop hire-to-retire expertise, equipping them to **automatically execute complex HCM journeys**

STRATEGICALLY INFUSING AI ACROSS THE BUSINESS

1 **PRODUCTS**

2 SERVICE

3 SALES

4 R&D

STRATEGY

Embed role-based AI agents into our products to improve client experience

- Proactive Nudges
- Recommended best practices
- Automated task completion

PROGRESS

Delivered ADP Assist across several products; driving adoption

~4M

Interactions on ADP Assist[1]



ADP Assist
Payroll
Benefits
HR
Recruitment
Time
Reporting
Talent
Analytics
Compliance

[1] FY25 year-to-date

STRATEGICALLY INFUSING AI ACROSS THE BUSINESS

1 PRODUCTS

2 SERVICE

3 SALES

4 R&D

STRATEGY

Deploy service and implementation agents to streamline service and enhance value

- Automate simple tasks
- Deliver customized guidance at scale

PROGRESS

Delivered call summarization, AI-assisted answer generation, and AI-assisted implementation configuration

12K

Service associates enabled with selection of AI tools [1]

[1] As of Q3FY25

STRATEGICALLY INFUSING AI ACROSS THE BUSINESS

1 PRODUCTS

2 SERVICE

3 **SALES**

4 R&D

STRATEGY

Incorporate AI tools to accelerate seller productivity and effectiveness

- Prioritize opportunities & best-fit solution
- Automate outreach & engagement

PROGRESS

Deployed AI tools that guide sellers on who to contact, most valuable solution to position and most effective messaging to use

40%+

Sales associates enabled with AI tools[1]

[1] FY25E

STRATEGICALLY INFUSING AI ACROSS THE BUSINESS

1 PRODUCTS

2 SERVICE

3 SALES

4 **R&D**

STRATEGY

Employ AI tools to enhance efficiency and effectiveness

- Accelerate processes
- Improve quality / reduce errors

PROGRESS

Technology teams leveraging AI for coding, testing, and documentation

100% of developers enabled with AI tools[1]



[1] As of Q3FY25

SCALABLE HCM OFFERINGS WITH GLOBAL REACH



Outside of United States
United States
ADP iHCM
ADP Lyric HCM
ADP RUN
ADP Workforce Now
ADP Payroll
ADP Ecosystem
Tax | WorkForce Software | Marketplace | Data Solutions | Outsourcing Solutions | Ventures
Small Business
1 – 49 EEs
Mid-Market
50 – 999 EEs
Up-Market
1,000 EEs+

REIMAGINING SMALL BUSINESS

RUN Powered by ADP® — 900K+ clients

Achievements

- Set the foundation for RUN's cloud-native modernization journey
- Tightly integrated Retirement & Insurance Services
- Launched Embedded Payroll offering

60% of RUN clients digitally onboarded [1]

Search enhanced by ADP Assist contributed to improved client self-service

What's Next

- Enhance HR experience for growth in mature small businesses
- Scale Embedded Payroll
- Expand digital buying experiences

Expand AI efforts into agentic solutions



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April
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Check date
04/18/2025
Pay period
04/06/2025 - 04/21/2025
Payroll actions
Off-cycle payroll
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Payroll without timesheets
Run payroll
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Wednesday – April 16, 2025
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Thursday – April 17
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Reports
Payroll Details
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Year-end reports are here!
Tax forms (940, 941, W3)
Federal and state tax forms by quarter
Workers' comp audit reports

[1] Q3FY25

INNOVATING TO REMAIN THE U.S. MID-MARKET LEADER

Workforce Now® (WFN) — 90K+ clients

Achievements

- Continued momentum with WFN Next Gen sales
- Expanded partner channels to cover key mid-market ERPs
- Launched Construction industry vertical

- Launched ADP Assist with Payroll across 100% of WFN Next Gen clients
- 2M HR conversations across 1.3M unique users spanning 68k clients [1]
- Search enhanced by ADP Assist contributed to improved client self-service

What's Next

- Extend WFN Next Gen addressable market
- Scale ERP partner channel
- Expand into Restaurant vertical

- Enhance AI-driven Tax and Payroll experiences
- Expand AI efforts into agentic solutions



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[1] FY25 year-to-date

ORCHESTRATING A GLOBAL ENTERPRISE HCM STACK

ADP Lyric HCM + WorkForce Software

Achievements

- Launched Lyric globally in September 2024
- Acquired WorkForce Software in October 2024
- Global HR, Global Payroll, Global Time and Global Service

AI-infused implementation

50%+ of all searches flow through GenAI-powered features[1]

What's Next

- Continue to scale product with more in-depth features
- Further global expansion
- Deepen integration with WorkForce Software

Expand AI efforts into agentic solutions

Enhance implementation with GenAI tooling for faster delivery



Good morning, Elizabeth
Company Name, Inc.
What do you want to do today?
Recent Actions
Helpful Links
External Links
Recent Company News
From Your HR Team

[1] Q3FY25

ADP VENTURES ACCELERATES INNOVATION ACROSS ADP

ADP VENTURES

Driving innovation, growth, and early access to external transformative technologies

Strong partnership with integration into the ADP ecosystem

INVESTMENTS

FRINGE
Employee Benefits

NAYYA
Benefits Administration

SPRX
Tax Credits

THATCH
Benefits

harri
Hospitality

Worky
HCM in LATAM

cocoon
Leave & Absence

INVESTING IN INNOVATION

Differentiating our products as **easy-smart-human**

Infusing AI throughout the business

Leveraging ventures **to fuel innovation**

02

03

04

05

06

Go-to-Market

DAVID FOSKETT

President, Global Sales

OUR GO-TO-MARKET SCALE & REACH IS UNPARALLELED

$2.5B
in worldwide new business bookings

200K+
New logos sold annually

8.5K
Quota-carrying sellers

140+
Countries and territories with sales coverage

50%+
of new logos sold through partnership

All metrics as of FY24

WE DRIVE BOOKINGS GROWTH THROUGH INNOVATION AND SCALE

Productivity
Enable sellers to sell more

Products
Capitalize on new offerings and enhancements

Marketing
Extend our lead in digital demand generation

Channels
Drive new logos through our partner ecosystem

Headcount
Continue to expand our sales force

INNOVATION CONTINUES TO ENABLE BOOKINGS GROWTH ACROSS ALL BUYER SIZES



Small Business



Mid-Market



Up-Market & Global

OUR END-TO-END SUPPORT MODEL FOR SELLERS IS A KEY DIFFERENTIATOR


RECRUIT
ONBOARD & TRAINING
ENABLE WITH TECH
ADP Seller

THE ZONE IS OUR PROPRIETARY AI SALES PORTAL
THAT MAKES OUR SELLERS MORE EFFECTIVE

The Zone



THE ZONE
Account Action Grid
These are the accounts you should be selling to this week.
Viewing: Monday Morning List
Viewing As: Myself
Account Name
Value-based Priority
Product 1 Recommendation
Vandrix Technologies
Gold
ADP PEO
Corevia Systems
Gold
Retirement Solutions
Omnistride Global
Gold
Time
Luniwelch Group
Silver
Recruitment
Selvaco Solutions
Silver
ADP PEO
Bridgent Dynamics
Silver
Retirement Solutions
Zenithium Enterprises
Silver
Retirement Solutions
Aurelios Corp
Bronze
Time
Back
Corevia Systems
Actions
Summary
Activity (3)
Triggers (9)
Contacts (4)
Leads (2)
Active Cadences (3)
Open Opportunities (3)
Private Notes (1)
Gong Conversations (2)
Buyer Activity (7)
Buyer Intent (High)
ADP Products (2)
Products Installed (2)
Scoops (5)
Value-based Priority (Gold)
Pre-call Prep Summary
Industry Insights
Benchmark Metrics
Compliance Information
Value-based Priority (Gold)
Why is this account prioritized?
Recent call insights reveal the client is expanding into new locations. This signals evolving workforce needs. Ask how their talent strategy is shifting—and how ADP can support scalable, compliant growth.
The client is actively engaging with ADP's marketing, showing strong intent. Reach out to understand their broader HCM challenges and how ADP can support them.
Top Product Recommendations
Product Recommendation (Retirement Solutions)
Rationale:
The client is actively researching Retirement topics, signaling strong interest. Start the conversation by exploring their employee benefits strategy and uncovering any pain points.
With rapid headcount growth, Retirement compliance becomes critical. Ask if they're aware of the requirements—and how they're planning to stay compliant.
Add-on Recommendations
No add-ons are recommended at this time.

LEVERAGING AI TO MAKE OUR SELLERS MORE PRODUCTIVE IN EVERY ASPECT OF THEIR DAY

TARGETING

- Who do I contact?
- When should I reach out?
- What solution should I position?

GAINING ACCESS

- Why now?
- What should I say?
- Will this resonate?

SELLING

- How do I answer buyer questions?
- What is the next best action?
- How can I be better?


THE ZONE
Account Action Grid
These are the accounts you should be selling to this week.
Viewing:
Monday Morning List
Viewing As:
Myself
Account Name
Value-based Priority
Product 1 Recommendation
Vandrix Technologies
Gold
ADP PEO
Corevia Systems
Gold
Retirement Solutions
--
Omnistride Global
Gold
Time
Luniwelch Group
Silver
Recruitment
Selvaco Solutions
Silver
ADP PEO
Bridgent Dynamics
Silver
Retirement Solutions
Zenithium Enterprises
Silver
Retirement Solutions
Aurelios Corp
Bronze
Time
Back
Corevia Systems
Actions
Summary
Activity (3)
Triggers (9)
Contacts (4)
Leads (2)
Active Cadences (3)
Open Opportunities (3)
Private Notes (1)
Gong Conversations (2)
Buyer Activity (7)
Buyer Intent (High)
ADP Products (2)
Products Installed (2)
Scoops (5)
Value-based Priority (Gold)
Pre-call Prep Summary
Industry Insights
Benchmark Metrics
Compliance Information
Value-based Priority (Gold)
Why is this account prioritized?
Top Product Recommendations
Rationale:
Add-on Recommendations
No add-ons are recommended at this time.

MARKETING

INDUSTRY LEADING DEMAND GENERATION POSITIONED FOR FUTURE SUCCESS

350K+

Digital leads generated[1] annually

Well-positioned to continue to capture an outsized share of digital demand in a world where buyers leverage AI to discover HCM solutions

[1] As of FY24

OUR SELLERS GO-TO-MARKET WITH AN EXTENSIVE ECOSYSTEM OF PARTNERS



Small Business

- Accountants
- Banks
- Point-of-Sale Providers



Mid-Market

- Financial Advisors
- Benefits Brokers
- Franchises



Up-Market

- Private Equity & Consultants
- ERP / Product & Technology Partners
- System Integrators

HEADCOUNT HAS NEARLY DOUBLED SINCE FY10 COUPLED WITH PRODUCTIVITY IMPROVEMENT



SELLER HEADCOUNT
(Quota Carrying Sales Associates)
~4.3K
~8.5K
FY10
FY24

WE DRIVE BOOKINGS GROWTH THROUGH INNOVATION AND SCALE

Productivity
Enable sellers to sell more

Products
Capitalize on new offerings and enhancements

Marketing
Extend our lead in digital demand generation

Channels
Drive new logos through our partner ecosystem

Headcount
Continue to expand our sales force

TARGETING 6-7% EMPLOYER SERVICES (ES) NEW BUSINESS BOOKINGS GROWTH IN THE MEDIUM TERM

ES NEW BUSINESS BOOKINGS ($ million)



3,000
2,500
2,000
1,500
1,000
500
-
6% CAGR
Target 6-7%
Post Pandemic
Covid-19 Pandemic
The ACA Years
Post Great Recession
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25E 1
Medium Term

[1] FY25E is based on the midpoint of guidance provided on April 30, 2025. This is not a reaffirmation of that guidance.

03

04

05

06

07

Business Update: North America HCM Solutions

JOE DESILVA

Executive Vice President,
North America and Chief of Operations

DIVERSIFIED REVENUE PORTFOLIO

OUR $19.2B

FY24 Revenue Portfolio[1]

- **$6.2B** PEO[2]
- **$3.4B** Small Business
- **$2.9B** Major Accounts
- **$2.6B** International
- **$1.6B** Complementary Solutions
- **$1.3B** ES HRO
- **$1.2B** National Accounts





- PEO **32%**
- Small Business **18%**
- Major Accounts **15%**
- International **14%**
- Complementary Solutions **8%**
- ES HRO **7%**
- National Accounts **6%**

[1] See Appendix for a brief overview of these different businesses.
[2] PEO includes zero-margin benefits pass-through revenue.



SMALL BUSINESS

ADP IS THE LEADING SMALL BUSINESS PROVIDER

CLIENT CHARACTERISTICS

- Hands-on
- Stretched
- Trust-driven

WHERE ARE WE NOW...

- Record high client satisfaction
- Industry-leading distribution (sellers and partners)
- Integrated Workers' Compensation and Insurance Services

#1

Best Software Products for Small Business[1] by G2

#1

Retirement Services Provider[2] by PLANSPONSOR

$3.4B

Revenue[3]

900K+

Clients

7%

Increase in Client Satisfaction[4,5]

[1] 2025 Best Software Awards - RUN Powered by ADP® by G2
[2] PLANSPONSOR Magazine Recordkeeping Survey 2024
[3] Small Business FY24 Revenue
[4] Measured by Net Promoter Score from Q3FY22 to Q3FY25
[5] Remains the highest at ADP

WHERE ARE WE GOING...

- Extend leadership position in Payroll, HR, and Retirement Services
- Drive deeper penetration across HCM suite: Time & Attendance and Benefits
- Integrate with broader SMB technology ecosystem to address client needs and expand distribution channels





MAJOR ACCOUNTS

MAINTAIN MID-MARKET LEADERSHIP

CLIENT CHARACTERISTICS

Growing

Fragmented

Discerning

WHERE ARE WE NOW...

- WFN is a leading HCM technology platform
- Record high client satisfaction and retention
- Customizable HCM experiences through ADP Marketplace

Leader by NelsonHall [1]

Overall Market Leader in HCM [2] by ISG Research

$2.9B
Revenue [3]

21%
Increase in Client Satisfaction [4]

[1] ADP Ranked Leader for all Market Segments in NelsonHall Payroll NEAT Assessment 2024
[2] Overall Market Leader for HCM Suites — ADP Workforce Now — by ISG Research in 2025
[3] Major Accounts FY24 Revenue
[4] Measured by Net Promoter Score from Q3FY22 to Q3FY25

WHERE ARE WE GOING...

- Accelerate deployment of WFN Next Gen
- Broaden industry-specific solutions
- Expand integrations with ERPs





NATIONAL ACCOUNTS

ACCELERATING GROWTH IN ENTERPRISE

CLIENT CHARACTERISTICS

Complex

Strategic

Sophisticated

WHERE ARE WE NOW...

- Launched Lyric: our Next Gen Global HCM platform
- Acquired WorkForce Software to enhance capabilities in Time, Scheduling, and Labor Optimization
- Leadership position in Global Payroll

Overall Market Leader in HCM [1] by ISG Research

#1 HR Data Solution of the Year [2]

$1.2B Revenue [3]

3X Improvement in Client Satisfaction [4]

[1] Overall Market Leader for HCM Suites — ADP Lyric HCM — by ISG Research (2025)
[2] ADP Lyric HCM named "Data Solution of the Year for Human Resources" in 2025 Data Breakthrough Awards
[3] National Accounts FY24 Revenue
[4] Measured by Net Promoter Score from Q3FY22 to Q3FY25

WHERE ARE WE GOING...

- Accelerate growth by leveraging next gen capabilities of WFN and Lyric
- Tightly integrate WorkForce Software into product offerings
- Extend leadership in Global Payroll to include HR and Time



UNIFYING THE GLOBAL CLIENT EXPERIENCE


Service
Global Payroll
Global HR
Global Time

04

05

06

07

08

Business Update: International HCM Solutions

VIRGINIA MAGLIULO

Executive Vice President,
Employer Services International

OUR UNPARALLELED GLOBAL FOOTPRINT

15M

Employees paid internationally

65K

International clients

140+

Countries and territories served



WE OFFER SINGLE-COUNTRY AND MULTI-COUNTRY SOLUTIONS



SINGLE-COUNTRY

Clients with operations in a single country, from small to large populations



MULTI-COUNTRY

Clients with operations in two or more countries, from smaller cross-border firms to the largest global multi-nationals

WHY WE WIN

Global leader with unmatched local expertise

Innovation is in our DNA

Unparalleled footprint

Industry-leading security and compliance

Advanced data analytics for informed decision-making

HEAR WHY WE WIN FROM ONE OF OUR CLIENTS

ADP®

Always Designing for People®

WHERE ARE WE NOW...

- Innovation where clients need it
- Enhanced intuitive user experience and device agnostic
- Open marketplace integration capabilities for partners with APIs
- Growth and expansion into countries to meet our clients where they need us

Leader

Multi-Country Payroll by Everest[1] and NelsonHall[2]

$2.6B
Revenue[3]

65K
Clients

76%
Increase in Client Satisfaction[4]

[1] Everest Named ADP a Leader for the Multi-Country Payroll Solutions PEAK Assessment 2024 for Global, EMEA and APAC Markets
[2] ADP Ranked Leader for all Market Segments in NelsonHall Payroll NEAT Assessment 2024
[3] International FY24 Revenue
[4] Measured by Net Promoter Score improvements from Q3FY22 to Q3FY25

WHERE ARE WE GOING...

- Innovation at scale with AI in the hands of clients and associates
- Beyond Payroll – forming even deeper relationship with clients
- End-to-end global value proposition
- Driving a human experience for service and technology globally

GLOBAL PAYROLL

GLOBAL HR

GLOBAL TIME

GLOBAL SERVICE OPERATIONS

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Business Update: Human Resources Outsourcing (HRO) Solutions

BRIAN MICHAUD

Executive Vice President,
Smart Compliance and Human Resources Outsourcing

SOLUTIONS SPAN THE HR OUTSOURCING SPECTRUM



Professional Employer Organization (PEO)

Full-service, all-in-one HR solution takes on payroll, benefits, compliance work and more



HRO Managed Services

À la carte HR, Benefits, and/or Payroll, all supported by Employee Support Center

HOW WE SERVE OUR PEO CLIENTS


Payroll & Tax
Workers' Comp & Risk
401(k)
Hiring
Benefits
HR & Compliance
Your Business
Expert guidance
Technology
Employee support

WHERE ARE WE NOW...

- Largest PEO
- Expanded Choices
- Best-in-class HCM technology
- Personalized Support
- Compliance made easy
- Strong client satisfaction

A Leader in Multi-Process HRO[1] by Everest

#1 PEO by Forbes[2]

$6.2B Revenue[3]

17K Clients

70% Increase in Client Satisfaction[4]

[1] Leader Multi-Process Human Resources Outsourcing (2012-2024; 13 consecutive years) by Everest Group
[2] Best PEO Services by Forbes Advisor 2024
[3] PEO FY24 Revenue
[4] Measured by Net Promoter Score from Q3FY22 to Q3FY25

CLIENT UPGRADES CREATE VALUE TO ADP AS A WHOLE

~50%

New PEO clients sourced internally

10-12x

Revenue uplift range depending on client size[1]

[1] PEO revenue uplift is net of zero margin pass-through

THERE IS AN UNTAPPED OPPORTUNITY IN THE MARKET


Total addressable market (~30M)[1]
Worksite Employees
~25M
Potential Opportunity
~17% of Market Addressed by PEOs Today
~4M
Remainder of Addressed Market[2]
750K
ADP TotalSource[3]

[1] Total addressable market estimated using the number of employers in the U.S. and applying addressability cuts based on size and the estimated percentage of employers that offer health benefits by size. Data from the Kaiser Family Foundation and various reports.
[2] Remainder of the Addressable Market estimated using NAPEO market sizing (<99 EEs) and internal estimates of 100+ EEs market size.
[3] As of Q3FY25

...AND OUR OWN CLIENT BASE

Addressable market within our base (~5M)

Worksite Employees


~4M
Potential Opportunity[1] within our base represents 100K+ clients
750K ADP TotalSource[2]

[1] Potential opportunity estimated by total number of employers in ADP client base and applying addressability cuts based on size and the estimated percentage of employers that offer health benefits by size.
[2] As of Q3FY25

WHERE ARE WE GOING...

- Deploy leading sales tools
- Continue to strengthen broker channel relationships
- Tailor the service model and enhance operations to exceed client expectations


NEXT

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Financial Framework

PETER HADLEY

Corporate Treasurer and Incoming Chief Financial Officer

WE HAVE DELIVERED ON OUR CONSOLIDATED FINANCIAL OBJECTIVES SINCE OUR LAST INVESTOR DAY

Demonstrated Strong Revenue and Earnings Growth

November 2021 medium-term objectives	FY21-FY25E CAGR [2]
7-8% Revenue Growth	8%
10-12% Adj. EBIT Growth[1]	12%
11-13% Adj. EPS Growth[1]	13%

[1] For a reconciliation of Revenue, Adjusted EBIT, and Adjusted EPS to their closest comparable GAAP metrics, see the applicable Q4 earnings release for the periods presented available at www.investors.adp.com
[2] Based on the midpoint of guidance provided on April 30, 2025. This is not a reaffirmation of that guidance.

WHY ADP?

CONSISTENT AND GROWING REVENUE AND EARNINGS

- Leader in the large and growing HCM industry
- High levels of recurring revenue and strong client revenue retention
- Diversified portfolio addressing all segments of the HCM market
- Consistent track record of expanding margins
- Client funds extended investment strategy delivers incremental interest income and minimizes rate volatility

STRONG CASH FLOWS AND BALANCE SHEET

- Low capital requirements
- Efficient model allows ample reinvestment for organic growth
- Disciplined approach to M&A
- Thoughtful approach to leverage with high investment-grade credit ratings
- Longstanding commitment to shareholder-friendly actions and capital return

ADP'S HISTORY OF DURABLE GROWTH


Total Revenue ($B)
6.5% CAGR
$10.9
$20.5
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25E[1]

~92%

Gross ES Revenue Retention in FY25 [1]

[1] FY25E Revenue and Gross Revenue Retention are based on the midpoint of guidance provided on April 30, 2025. This is not a reaffirmation of that guidance.

WE'VE DRIVEN BROAD-BASED GROWTH ACROSS OUR BUSINESS



Revenue ($B)[1]
FY21
FY24
$4.8B
$6.2B
$2.5B
$3.4B
$2.4B
$2.9B
$2.2B
$2.6B
$1.1B
$1.6B
$1.0B
$1.3B
$1.1B
$1.2B
PEO[2]
Small Business
Major Accounts
International
Complementary Solutions
ES HRO
National Accounts

[1] See Appendix for a brief overview of these different businesses.
[2] PEO includes zero-margin benefits pass-through revenue.

ALWAYS STRIVING TO BALANCE GROWTH WITH MARGIN EXPANSION



Adj. EBIT Margin (%)[1]
18.9%
19.5%
19.8%
20.7%
22.4%
23.0%
22.6%
23.5%
24.8%
25.5%
26.0%
FY15
FY16
FY17
FY18[2]
FY19
FY20
FY21
FY22
FY23
FY24
FY25E[3]



~700bps
Margin Expansion
FY15-FY25E

[1] For a reconciliation of Adjusted EBIT to its closest comparable GAAP metric, see the applicable Q4 earnings release for the periods presented available at sec.gov.
[2] FY18 is restated for the impact of ASC 606.
[3] FY25E is based on the midpoint of guidance provided on April 30, 2025. This is not a reaffirmation of that guidance.

CLIENT FUNDS PORTFOLIO INVESTMENT STRATEGY

FY24 Balance ($B)



7.4
Client Short
12.3
Client Long
15.7
Client Extended

~$1.8B

Incremental interest income generated by extended investment strategy from FY01 – FY24

- Enabled by our strong balance sheet and high, investment-grade credit ratings
- Extend and ladder maturities of the investment portfolio for client funds
- Utilize short-term financing arrangements to satisfy client funds obligations
- Safety of principal, liquidity and diversification remain our primary objectives

LADDERING APPROACH – A DIFFERENTIATOR AND MEDIUM-TERM TAILWIND

Client Funds Portfolio – Client Long and Client Extended Maturities
Market Value ($M)



$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
1.5%
2.6%
3.8%
4.0%
3.6%
3.2%
3.1%
4.5%
FY26
FY27
FY28
FY29
FY30
FY31
FY32
>FY32

~$13B
Maturing in FY26 and FY27

Positive reinvestment rate differentials expected on Client Funds maturing in **FY26** and **FY27**


ORGANIC INVESTMENTS
M&A
CONSISTENT APPROACH TO CAPITAL ALLOCATION
DIVIDENDS
SHARE REPURCHASES

ORGANIC INVESTMENTS DRIVING FUTURE GROWTH

BEST-IN-CLASS TECHNOLOGY

- Continue to scale Lyric with more in-depth features and broaden global reach
- WorkForce Software product integration and client migrations
- Extending WFN Next Gen addressable market
- Continue to modernize technology infrastructure

✦ Investments in AI (e.g. continued expansion of ADP Assist and agentic solutions)

DISTRIBUTION AND SERVICE

- Expand sales force headcount
- Invest in partner channels and embedded payroll
- Augment digital marketing efforts
- Utilize industry-leading service tools

✦ Investments in AI (e.g. broadly deploy Sales Assist and Service Assist)

M&A THOUGHTFUL AND DISCIPLINED

Inorganic growth remains an important component in executing our strategy

Key criteria for evaluating potential M&A targets:

- Complementary, best-in-class technology solutions
- Incremental expertise
- Add to our global scale

We remained disciplined on valuation and risk profiles of target companies

sora
an ADP® company

workforce
SOFTWARE

btr
payroll services

ADP'S DIVIDENDS AND SHARE REPURCHASES

($ Billions)



1.5
0.9
1.1
0.9
1.3
1.0
1.0
1.1
0.9
1.3
1.0
1.5
1.4
1.6
2.0
1.7
1.1
1.9
1.2
2.2
1.3
2.4
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25 1
Dividends
Share Repurchases

50

Years of consecutive dividend increases

$30B

Cash returned to shareholders FY15-FY25

Aa3/AA-

Leading credit ratings from Moody's (Aa3), S&P (AA-), and Fitch (AA-)

[1] FY25E based on YTD and Q4 estimated capital return. May not foot due to rounding.

OUR FINANCIAL LOOK AHEAD

MEDIUM-TERM FINANCIAL OBJECTIVES

6-7%

Revenue Growth[1]
~6% Employer Services and 6-8% PEO segment growth

8-10%

Adjusted EBIT growth
Supported by ~50-75bps margin expansion per year

9-11%

Adjusted EPS Growth
Assuming 1% annual net share count reduction

11-13%

Total Shareholder Return
Assuming 2% dividend yield

[1] Organic constant currency
Note: These objectives assume no significant impact from M&A or changes in the macroeconomic environment, corporate tax rates, the yield curve, or ADP's valuation multiple.

ADP IS BULLISH ON HCM AND OUR FUTURE IN IT

Operate in a dynamic market

Track record of innovation

Industry leading go-to-market

Scale that sets us apart

Durable financial performance

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QUESTIONS?

APPENDIX

FY24 REVENUE DISAGGREGATION DETAIL

$6.2B PEO – Fully outsourced HR and benefits for U.S. businesses under a co-employment model. Includes Zero Margin Benefit Pass-Through revenue.

$3.4B Small Business – HCM solutions for U.S. businesses with typically 50 or fewer employees.

$2.9B Major Accounts – HCM solutions for U.S. businesses with typically 50 to 1,000 employees.

$2.6B International – HCM and HRO solutions for clients based outside of the U.S. Includes the U.S. portion of certain multinational businesses using ADP global platforms.

$1.6B Complementary Solutions – A variety of differentiated offerings, including tax filing services for non-payroll clients, wage garnishment, background screening, employment and income verification, certain other data solutions revenues, Wisely revenues, and tax credit services.

$1.3B ES HRO – Outsourcing solutions for U.S. businesses of all sizes.

$1.2B National Accounts –HCM solutions for U.S. businesses with typically 1,000+ employees.